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October 7, 1998


BY EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

       Re:  MONY Life Insurance Company of America
            Registration Statement on Form S-1
            (Registration No. 333-64535)

Gentlemen:

On behalf of MONY Life Insurance Company of America ("MONY America"), the depositor of the trust, I hereby withdraw the Registration Statement on Form S-1 which was filed on September 29, 1998 (Registration No. 333-64535).

The Registration Statement which will be filed today, will substitute for this filing.

If you have any questions or require any further information with respect to the Registration Statement or any matters relating to this filing, please do not hesitate to call me at (212) 708-2201.

Thank you for your consideration.

Very truly yours,



/s/ Frederick C. Tedeschi
Frederick C. Tedeschi
Vice President and Chief Counsel,
Operations